BAIN CAPITAL DISTRIBUTORS, LLC

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

BAIN CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

CONTENTS

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 69599

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAIN CAPITAL DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael McArdle — (617) 516-2000 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

101 Seaport BLVD, Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Michael McArdle _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ BAIN CAPITAL DISTRIBUTORS, LLC _____ , as of

_____ December 31, 2019 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of

a customer, except as follows:

None



KELLY A. HENDERSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 08, 2021

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Management and Member of Bain Capital Distributors, LLC

Opinion on the Financial Statement — Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bain Capital Distributors, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2020

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617)530-5000, F: (617)530-5001, www.pwc.com/us

BAIN CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	858,932
Receivable from parent		172,342
Prepaid expenses		107,005
TOTAL ASSETS	$	1,138,279

LIABILITIES

Liabilities:		
Accounts payable and other liabilities	$	138,279
TOTAL LIABILITIES		138,279

MEMBER'S EQUITY

Member's equity:		1,000,000
TOTAL MEMBER’S EQUITY		1,000,000
TOTAL LIABILITIES AND MEMBER’S EQUITY	$	1,138,279

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1   ORGANIZATION AND NATURE OF BUSINESS

Bain Capital Distributors, LLC (the "Company") was incorporated in Delaware on February 3, 2015, commenced operations on August 9, 2016, and is a wholly-owned subsidiary of BCFD, LLC (the "Parent"). Bain Capital Holdings, LP is the ultimate parent of BCFD, LLC. The Company operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company has a limited scope of business acting primarily as a limited purpose broker-dealer to offer interests in private funds sponsored and advised by affiliated investment advisers.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying statement of financial condition are referring to the corresponding accounting topics in the Financial Accounting Standards Board Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates included in the statement of financial condition.

Income taxes

The Company is not subject to federal and state income taxes as it is an LLC and treated as a disregarded entity for income tax reporting purposes. The member reports its distributive share of realized income or loss on its own tax returns, if any.

Fair value measurement

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivable from parent, accounts payable and other liabilities, due to their short term nature.

Leases

ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, 2019 or during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance

NOTE 3   CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of one bank account with a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation.

NOTE 4   RELATED PARTY TRANSACTIONS

The Company is economically dependent on its Parent.

The Parent provides services to the Company and charges the Company for its share of expenses on a monthly basis as well as for invoices that are 100% attributable to the Company.

Under the Services Agreement, the Company provided services to its Parent primarily by introducing U.S. prospects and clients to the Parent's investment management capabilities by offering interests in the private funds sponsored and advised by affiliated investment advisors. In consideration of such services, the Parent paid the Company a services agreement fee in an amount equal to one hundred percent (100%) of all costs incurred by the Company.

The right of offset existed between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net receivable related to the activity under this agreement is recorded on the statement of financial condition. The related receivable from the Parent at December 31, 2019 was $172,342 and is included in receivable from parent in the statement of financial condition.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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NOTE 5   NET CAPITAL REQUIREMENT

The Company is exempt from the provisions of Rule15c3-3 under paragraph (k)(2)(i). The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company has net capital of $720,653, which was $470,653 in excess of its required net capital of $250,000.

NOTE 6   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2019, this credit risk amounts to approximately $608,932.

NOTE 7   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2019 or during the year then ended.

NOTE 8   MEMBER'S EQUITY

Member's equity consists of an initial capital contribution to the Company of $2,000,000 from its Parent, contributed prior to the commencement of operations. In 2018, the Company made a $1,000,000 distribution to its Parent. Member's equity at December 31, 2019 totaled $1,000,000.

Filed pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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NOTE 9   CONTINGENCIES

In the ordinary course of business, the Company is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

NOTE 10   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through February 27, 2020 (the date this report was available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2019.